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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*
                                             ---




                             SCHOLASTIC CORPORATION
                            ------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    807066105
                                    ---------
                                 (CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages
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                                  SCHEDULE 13G

CUSIP NO. 807066105                                            PAGE 2 OF 6 PAGES


1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Richard Robinson
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         a.  /_/
                                                                         b.  /_/
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                           5        SOLE VOTING POWER
  NUMBER OF                             3,378,298
   SHARES             ----------------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
  OWNED BY                              2,955,076
    EACH              ----------------------------------------------------------
  REPORTING                7        SOLE DISPOSITIVE POWER
   PERSON                             3,378,298
    WITH              ----------------------------------------------------------
                           8        SHARED DISPOSITIVE POWER
                                      2,955,076
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,333,374
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             /X/
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         17.31%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13G

CUSIP NO. 807066105                                            PAGE 3 OF 6 PAGES


ITEM 1.

         (a)      NAME OF ISSUER

                  Scholastic Corporation

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  557 Broadway
                  New York, New York 10012

ITEM 2.

         (a)      NAME OF PERSON FILING

                  Richard Robinson

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  47 Woodside Avenue
                  Westport, CT  06880

         (c)      CITIZENSHIP

                  United States

         (d)      TITLE OF CLASS OF SECURITIES
                  Common Stock, par value $.01 per share

         (e)      CUSIP NUMBER
                  807066105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP (AT DECEMBER 31, 2001)

         (a)      AMOUNT BENEFICIALLY OWNED

                  6,333,374 (see Note to Item 4(a))

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                                  SCHEDULE 13G

CUSIP NO. 807066105                                            PAGE 4 OF 6 PAGES


Note to
Item 4   (A):     Includes (A) 890,904 shares of Common Stock which are
                  receivable upon conversion of 890,904 shares of Class A Stock, par value $.01 per share, owned by Richard Robinson and (B)
                  149,094 shares of Common Stock owned by the Richard Robinson and Helen Benham Charitable Fund as to which Mr. Robinson disclaims beneficial ownership. Also includes shares owned by
                  (C) the Trust under the Will of Maurice R. Robinson (the
                  "Maurice R. Robinson Trust"), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A
                  Stock, par value $.01 per share, and (D) the Trust under the Will of Florence L. Robinson (the "Florence L. Robinson
                  Trust"), as follows: (i) 350,000 shares of Common Stock and
                  (ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. Richard Robinson, Barbara Robinson Buckland, Mary Sue
                  Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A
                  Stock owned by the Maurice R. Robinson Trust, and Richard
                  Robinson and Mary Sue Robinson Morrill are trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A
                  Stock owned by the Florence L. Robinson Trust. The shares of
                  Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Also includes (E) 7,594 shares of Common Stock for which Mr. Robinson is custodian under a separate custodial account for one of his sons, (F) 20,018 shares of Common Stock with respect to which Mr. Robinson had voting rights at December 31, 2001 under the Scholastic 401(k)
                  Savings and Retirement Plan, and (G) stock options issued to Mr. Robinson under which he has the right to acquire up to 1,014,152 shares of Common Stock. Does not include 310,224 shares of Common Stock beneficially owned by Helen V. Benham, the wife of Richard Robinson, as to which Mr. Robinson disclaims beneficial ownership.

         (b)      PERCENT OF CLASS

                      17.08%

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  i)       SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                           3,378,298

                  ii)      SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                           2,955,076 (see Note to Item 4(a))

                  iii)     SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                           3,378,298

                  iv)      SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF

                           2,955,076 (see Note to Item 4(a))

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                                  SCHEDULE 13G

CUSIP NO. 807066105                                            PAGE 5 OF 6 PAGES


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Each of the Richard Robinson and Helen Benham Charitable Fund, the Maurice R. Robinson Trust and the Florence L. Robinson Trust has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a) as being owned by it. In addition, the right to receive dividends from, or the proceeds from the sale of, 7,594 shares of Common Stock accrues to Richard Robinson in his capacity as custodian under a separate custodial account for one of his sons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10.   CERTIFICATION

           Not applicable.
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                                  SCHEDULE 13G

CUSIP NO. 807066105                                            PAGE 6 OF 6 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       February 14, 2002
                                                       -------------------------
                                                               Date

                                                       /s/ Richard Robinson
                                                       -------------------------
                                                               Signature


                                                       Richard Robinson
                                                       -------------------------
                                                            Name/Title